Mail Stop 4561

October 27, 2009

VIA U.S. MAIL AND FAX (973) 443-0609
Mr. Shuo (Steven) Lou
Chief Financial Officer, Chief Accounting Officer and Executive VP
China Properties Developments, Inc.
89 Chang'an Middle Rd.
Yangming International Tower, Flrs 26/27
Xi'an, China

Re:     China Properties Developments, Inc.
         File No. 000-50637
         Form 10-K for Fiscal Year Ended
         December 31, 2007
         Form 10-Q for the Quarterly Period Ended
         March 31, 2008
         Form 10-Q for the Quarterly Period Ended
         June 30, 2008

Dear Mr. Lou:

        We have reviewed your response letter dated August 31 2009 and have the
following additional comment.  If you disagree with our comment, we will consider your
explanation as to why our comment is not applicable.  Please be as detailed as necessary
in your explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or on any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Shuo (Steven) Lou
China Properties Developments, Inc.
October 27, 2009
Page 2

Form 10-Q for the quarterly period ended June 30, 2008

Note 13, Business Combination, page 20

1.     We have considered your response to our prior comment and do not agree that you have established that a common control relationship existed between Xi'an Jiahui Real Estate Co, Ltd and Shaanxi Xin Yuan Real Estate Co Ltd in accordance with EITF 02-5. A significant number of the familial relationships described in your response, particularly the relationship between Ping'an Wu and Shuzhen Yang, do not meet the definition of immediate family as defined in paragraph 3b of EITF 02-5. Additionally, it does not appear that pledge of shares by proxy by any of the shareholders of either company meet the definition of a preexisting agreement to vote shares in concert as described in paragraph 3c of EITF 02-5 as it appears the agreements were signed just prior to, or in concert with, the transaction. As such, these proxy agreement can not be used to establish a common control relationship. Revise your filing to properly account for the acquisition of Shaanxi Xin Yuan Real Estate Co Ltd as a purchase in accordance with paragraph 18 of FIN 46(R) as of June 28, 2008.

        Please respond to the comments included in this letter within ten business days. Please submit your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3629.

                                    Sincerely,


                                    Kevin Woody
                                    Accounting Branch Chief